Purchase Agreement

This agreement is by and among the entity or entities described as "Shareholder" on the signature page hereto (the "Sig Page") Shareholder and Emulex Corporation, a Delaware corporation (the "Company"). Shareholder hereby sells and the Company hereby purchase the number of shares of Emulex common stock set forth under the Number of Shares on the Sig Page (the "Purchase"). The Purchase will be consummated on the Settlement Date set forth on the Sig Page by delivery of the Shares by Shareholder to the Computershare Trust Company, N.A. ("Computershare") in accordance with the instructions set forth on Exhibit A. Upon Computershare's receipt of the Shares, the signed and completed Wire Payment Form in the form attached as Exhibit B, and the applicable backup withholding tax form attached hereto as Exhibit C, the Company will cause Computershare to pay the Purchase Price set forth on the Sig Page in immediately available funds by wire transfer in accordance with the wire transfer instructions on Exhibit B, net of any required withholding. In the event that Computershare receives the Shares after 3:00 p.m. ET, the wire transfer will be made on the next business day. Seller will pay any transfer taxes payable in connection with the Purchase.

Shareholder represents and warrants that (a) it owns the Shares free and clear of any liens, other encumbrances or adverse claims (collectively, Liens"), and holds such Shares through the book-entry facilities of DTC by the DTC participant listed on Exhibit A, (b) it has all requisite power and authority to deliver Shares, (c) the Shares when delivered will not be subject to any Lien other than this agreement, and (d) this Agreement is a valid, binding agreement, enforceable against Shareholder. The Company represents and warrants that this agreement is a valid, binding agreement, enforceable against the Company.

By signing this agreement, Shareholder acknowledges that none of the Company or any of its directors, officers or other representatives (together, the "Company Parties") has given any investment advice or made any written or oral representation not set forth herein and that Shareholder has had access to such information as Shareholder has deemed necessary in order to sell the Shares as herein provided.

This agreement represents the entire understanding of the parties with respect to the subject matter hereof. This agreement is governed by, and will be construed in accordance with, New York law, without giving effect to the principles of conflict of laws thereof and any legal action or proceeding with respect to this agreement may only be brought in the courts of the State of New York or of the United States located in New York County, New York. The parties irrevocably agree to the jurisdiction of those courts and waive any objection they may have to the bringing of any such action or proceeding in such courts. This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

The parties have duly executed this agreement as of November 15, 2013.

EMULEX CORPORATION

By: Jeffrey W. Benck

Jeffrey W. Benck
Chief Executive Officer

SHAREHOLDER

Starboard Value LP as Investment Manager

By: K. Marlin

Name: Kenneth R. Marlin
Title: CFO, Authorized Signatory

Number of Shares: 600,000

Purchase Price: $4,692,000

Settlement Date: November 18, 2013